Exhibit 107

Table 1—Newly Registered Shares

Security Type	Security Class Title	Fee Calculation Rule	Amount Registered (1)	Proposed Maximum Offering Price Per Unit (2)	Maximum Aggregate Offering Price (2)	Fee Rate	Amount of Registration Fee

Equity (3)	Common Stock	457(h)	4,500,000	$288.315	$1,297,417,500	0.00011020	$142,975.41

Total Offering Amounts				—	$1,297,417,500	—	$142,975.41

Total Fee Offsets				—	—	—	$0

Net Fee Due				—	—	—	$142,975.41

1.

Pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”), this Registration Statement covers any additional shares of the registrant’s common stock that become issuable as a result of any stock split, stock dividend, recapitalization or other similar transaction effected without the receipt of consideration that increases the number of the registrant’s outstanding shares of common stock.

2.

Estimated pursuant to Rule 457 solely for purposes of calculating the registration fee. The price is calculated on the basis of the average of the high and low prices of the registrant’s shares of common stock on April 26, 2023, as reported on the New York Stock Exchange.

3.

Represents shares of the registrant’s common stock issuable under the Paycom Software, Inc. 2023 Long-Term Incentive Plan (the “2023 LTIP”), including shares of the registrant’s common stock that may become available for issuance under the 2023 LTIP upon the forfeiture, expiration or cancellation of awards under the Paycom Software, Inc. 2014 Long-Term Incentive Plan or the 2023 LTIP. See Explanatory Note.